Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 30, 2019

TO THE PROSPECTUS DATED MAY 3, 2019

This Prospectus Supplement No. 5 (the “Supplement”) is part of and should be read in conjunction with the prospectus of InPoint Commercial Real Estate Income, Inc. dated May 3, 2019 (the “Prospectus”), Supplement No. 1 dated May 15, 2019, Supplement No. 2 dated July 17, 2019, Supplement No. 3 dated August 15, 2019 and Supplement No. 4 dated September 17, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the Propsectus.

Our board of directors has amended our valuation guidelines, and as a result the sections of our Propsectus titled “Net Asset Value Calculation and Valuation Guidelines—Liabilities” and “Net Asset Value Calculation and Valuation Guidelines—NAV and NAV Per Share Calculation” are hereby deleted and replaced in their entirety with the following:

Liabilities

We will include the fair value of our liabilities as part of our NAV calculation. Our liabilities generally include portfolio-level credit facilities, the fees payable to the Advisor and Dealer Manager, accounts payable, accrued operating expenses, property-level mortgages and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability. Our debt will typically be valued at fair value in accordance with GAAP. Our aggregate monthly NAV will be reduced to reflect the accrual of the liability to pay any declared (and unpaid) distributions for all classes of our common stock. Liabilities allocable to a specific class of shares will only be included in the NAV calculation for that class.

NAV and NAV Per Share Calculation

We are offering to the public five classes of shares of our common stock, Class A, Class T, Class S, Class D and Class I shares. Each class of our common stock, including Class P common stock that we are not offering to the public, will have an undivided interest in our assets and liabilities, other than class-specific liabilities. Our NAV will be calculated by the independent valuation advisor for each of these classes. The Advisor is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV, in each case, as calculated by the independent valuation advisor. Because stockholder servicing fees allocable to a specific class of shares will only be included in the NAV calculation for that class, the NAV per share for our share classes may differ.

At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) will be allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV, plus issuances of shares that were effective on the first business day of such month and issuances of shares under our distribution reinvestment plan, and less repurchases under our share repurchase plan during such month. The NAV calculation will generally be available within 15 calendar days after the end of the applicable month. Changes in our monthly NAV will include, without limitation, accruals of our net portfolio income, interest expense, the management fee, any accrued performance fee, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly NAV will also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. On an ongoing basis, the Advisor will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

For the purpose of calculating our NAV, offering costs are expenses we incur as we raise proceeds in our public and private offerings. For GAAP purposes, these costs are deducted from equity when incurred. For the NAV calculation, all of the offering costs from our public and private offerings incurred through the NAV Pricing Date will be added back to equity and amortized into equity monthly over the 60 months beginning with the first full month that follows the NAV Pricing Date. Following the NAV Pricing Date, offering costs will be included in the NAV calculation as and when incurred.

Following the aggregation of the NAV of our investments, the addition of any other assets (such as cash on hand) and the deduction of any other liabilities, the independent valuation advisor will incorporate any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees. For each applicable class of shares, the stockholder servicing fee will be calculated as a percentage of the aggregate NAV for such class of shares. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

The combination of the Class A NAV, Class T NAV, Class S NAV, Class D NAV, Class I NAV and Class P NAV will equal the value of our assets less our liabilities, which include certain class-specific liabilities. The Advisor will calculate the value of our investments as directed by our valuation guidelines based upon values received from various sources, including independent valuation services. The Advisor, with assistance from the Sub-Advisor, will be responsible for information received from third parties that is used in calculating our NAV.